RECEIVED

82-35034

Office of International Finance
Division of Corporate Finance
Securities and Exchange commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07021929

March 9, 2007

SUPPL

SEC file no. 82-35034 – filing according to Rule 12g3-2b.

Attached please find documents furnished on behalf of GN Store Nord A/S pursuant to Rule 12g3-2b.

Yours sincerely,

GN Store Nord A/S

PROCESSED
MAR 21 2007
THOMSON
FINANCIAL

dlw 3/20

GN Store Nord A/S
Lautrupbjerg 7
P.O. Box 99
DK-2750 Ballerup
Tel.: +45 45 75 00 00
Fax: +45 45 75 00 09
www.gn.com
info@gn.com
Co. Reg. No. 24257843

82 - 35034

March 6, 2007

ANNOUNCEMENT NO: 8

Notice of Annual General Meeting 2007

Enclosed is the notice of the Annual General Meeting 2007.

Item e on the agenda, election of members to the Supervisory Board, involves the election of new Board members. Information about the candidates will be available at www.gn.com from Wednesday, March 7.

For further information, please contact:

Jens Due Olsen
Executive Vice President & CFO

GN Store Nord A/S
Tel.: +45 45 75 00 00

Article 13(2) is amended to read as follows:
"The annual report shall be made public on the Company's website, www.gn.com, not later than eight days before the general meeting."

The following wording will be inserted as a new section 6 of the Articles of Association:

"6: Electronic communication

Article 26

(1). The Company makes use of electronic document exchange and electronic mail (electronic communication) in its communications with shareholders, cf. section 65(b) of the Danish Public Companies Act. The Company may at any time elect also to communicate by ordinary mail.

(2). The Company may use electronic communication for all announcements and documents that pursuant to the Company's Articles of Association, the Danish Public Companies Act as well as stock exchange legislation and regulations must be exchanged between the Company and the shareholders, including, by example, notices to convene annual or extraordinary general meetings along with agendas and full wordings of proposed resolutions, proxies, interim reports, annual reports, stock exchange announcements, financial calendar and prospectuses, as well as general information from the Company to the shareholders. Such documents and announcements will be posted on the Company's website, www.gn.com, and forwarded to shareholders by e-mail to the extent required.

(3). Information about system requirements and other technical requirements and about the procedure for the publication of announcements to the Company's shareholders and electronic communications with the Company will be posted on the Company's website www.gn.com."

(vi) Supervisory Board proposal to appoint only one auditor by amending Articles 9, 15 and 25.

(vii) Supervisory Board proposal for the shareholders in general meeting to authorize the Supervisory Board to make a donation of DKK 50 million to the GN Store Nord Foundation. The authorization is subject to the Company's Supervisory Board establishing that the agreement made by the Company for the sale of GN ReSound to Phonak has been finally completed as assumed.

e) To elect members to the Supervisory Board

f) To appoint one or more state-authorized public accountants to serve as independent auditors until the Company's next Annual General Meeting.

g) Any other business.

The agenda and the full wording of the proposals for resolutions to be submitted at the Annual General Meeting together with the Company's 2006 Annual Report will be available for inspection by the shareholders as from March 13, 2007 at the Company's offices at Lautrupbjerg 7, DK-2750 Ballerup, Denmark. The full wording of the proposals for resolutions will be sent to registered shareholders. The Company's new Articles of Association assuming adoption of all proposals submitted under item d) (ii)-(vi) of the agenda can be found on the Company's website, www.gn.com.

Shareholders who have obtained an admission card for themselves and, if applicable, for an accompanying advisor by Friday, March 16, 2007, at 4:00 p.m. at the latest shall be entitled to attend the Annual General Meeting. Admission cards may also be obtained from www.gn.com, by filling in the enclosed form or from the Company's offices on weekdays from 10:00 a.m. to 4:00 p.m.

Only shareholders entitled to attend, cf. above, who have obtained admission cards, in due time shall be entitled to vote. For a shareholder to exercise his or her voting rights, the share on which the voting rights are based must be registered in that shareholder's name in the register of shareholders. A shareholder who has acquired a share by transfer must have had such share registered in his or her name at the time the Annual General Meeting is called, or the shareholder must have registered and documented his or her acquisition at the time the Annual General Meeting is called.

A shareholder who does not expect to attend the Annual General Meeting may issue a proxy to the Chairman of the Supervisory Board or to a person appointed by such shareholder attending the general meeting. Proxies may be nominated using the enclosed proxy form. Shareholders with online banking access may also nominate a proxy on www.gn.com.

Pursuant to section 78 of the Danish Public Companies Act, adoption of the resolutions submitted as items d)(ii), d)(iii), d)(iv), d)(v) and d)(vi) on the agenda requires the approval by not less than two-thirds of both the votes cast and of the voting share capital represented at the general meeting. The adoption of item d)(v) on the agenda is also subject to shareholders representing 25% of the Company's voting share capital not voting against the resolution, cf. sections 65 b and 78(2) of the Danish Public Companies Act.

Please direct any queries you may have in respect of this notice to GN Store Nord A/S on tel. +45 45 75 00 00.

Ballerup, March 6, 2007

GN Store Nord A/S
The Supervisory Board

GN

82 - 3502

March 7, 2007

ANNOUNCEMENT NO: 9

Election to GN Store Nord's Supervisory Board

At the Annual General Meeting March 21, 2007 all members of the Supervisory Board elected by the shareholders in general meeting are up for election. In relation to the divestment of GN ReSound and the change in strategy and focus of GN, Finn Junge-Jensen, Asger Domino and Per Harkjær do not seek re-election as board members.

The Supervisory Board therefore proposes that the Supervisory Board elected by the shareholders in general meeting be composed as follows:

- Mogens Hugo Jørgensen (re-election)
- Finn Bardenfleth (re-election)
- Lise Kingo (re-election)
- René Svendsen-Tune (new candidate)
- William (Bill) E. Hoover, Jr. (new candidate)
- Mike R. van der Wallen (new candidate)

Information about the new candidates is available on www.gn.com.

For further information, please contact:

Mogens Hugo Jørgensen
Chairman

GN Store Nord A/S
Tel.: +45 45 75 00 00

Jens Bille Bergholdt
VP Investor Relations

GN Store Nord A/S
Tel.: +45 45 75 02 70

END